                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                            SCHEDULE 14F-1

                        INFORMATION STATEMENT
                   PURSUANT TO SECTION 14(f) OF THE
                   SECURITIES EXCHANGE ACT OF 1934
                      AND RULE 14f-1 THEREUNDER

                      THUNOR INTERNATIONAL, INC.
                      --------------------------
                     (Exact name of registrant as
                 specified in its corporate charter)

                               0-32573
                               -------
                         Commission File No.

               DELAWARE                        23-3078141
               --------                        ----------
       (State of Incorporation)               (IRS Employer
                                           Identification No.)

        535 North Michigan Avenue, Suite 608, Chicago, IL 60611
        -------------------------------------------------------
               (Address of principal executive offices)

                            (312) 822-0795
                            --------------
                     (Issuer's telephone number)

                     THUNOR INTERNATIONAL, INC.

                  INFORMATION STATEMENT PURSUANT TO
                   SECTION 14(f) OF THE SECURITIES
            EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL

     This Information Statement is being delivered on or about March
29, 2002 to the holders of shares of common stock, par value $0.0001
(the "Common Stock") of Thunor International, Inc., a Delaware
corporation (the "Company"). You are receiving this Information
Statement in connection with the appointment of a new member to the
Company's Board of Directors (the "Board").

     On February 18, 2002, Dotcom Internet Ventures Ltd., a Delaware
corporation, the majority shareholder of the Company entered into a
Capital Stock Purchase Agreement (the "Agreement") with
Cosmotravels.com, Inc., which results in a restructuring of the
Company's management, Board, and ownership.

     Pursuant to the terms of the Agreement, DotCom Internet Ventures
Ltd. sold 5,000,000 shares of the Company, representing at that time
100% of the outstanding common stock, to Cosmotravels.com, Inc.  As consideration for the purchase of the shares, Cosmotravels.com, Inc.
paid the sum of $45,000 cash.

     On March 29, 2002 in accordance with the Agreement, the Board received a letter of resignation from its sole Board member, William
Tay, which is effective upon the appointment of a new Board.
Pursuant to the Agreement, Mr. Tay appointed Dino Matingas as the sole director, president, treasurer and secretary of the Company.
Mr. Matingas will not take office as a director until at least 10 days after this Information Statement is mailed or delivered to all
Company shareholders in compliance with Section 14(f) of the
Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1
thereunder.

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE
NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Voting Securities of the Company

     On March 29, 2002 there were 5,000,000 shares of common stock issued and outstanding.  Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.

Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth, as of March 29, 2002, certain information with respect to the Company's equity securities owned of record or beneficially by (i) each Officer and Director of the Company;
(ii) each person who owns beneficially more than 5% of each class of the Company's outstanding equity securities; and (iii) all Directors and Executive Officers as a group.

                                                Amount and
                                                Nature of
                  Name and Address of           Beneficial    Percent of
Title of Class    Beneficial Owner (1)          Ownership     Class (2)
--------------    --------------------------    ---------     ----------
Common Stock      Dino Matingas (3)             5,000,000        100%
                  535 North Michigan Ave.
                  Suite 608
                  Chicago, IL 60611

Common Stock      Cosmotravels.com, Inc.        5,000,000        100%
                  535 North Michigan Ave.
                  Suite 608
                  Chicago, IL 60611

Common Stock      All Officers and Directors    5,000,000        100%
                  as a Group
                  (1 person)

(1) Beneficial ownership has been determined in accordance with Rule
13d-3 under the Exchange Act and unless otherwise indicated, represents securities for which the beneficial owner has sole voting and investment power.

(2) Based upon 5,000,000 shares issued and outstanding.

(3) Dino Matingas is the controlling stockholder of Cosmotravels.com, Inc.
and may be deemed the beneficial owner of the shares of the Company's
Common Stock owned by it.

Changes in Control

     On March 29, 2002, Cosmotravels.com, Inc. acquired 5,000,000 restricted common shares from Dotcom Internet Ventures Ltd. in a private transaction.  As the controlling stockholder of Cosmotravels.com, Inc.,
Dino Matingas became the "control person" of the Registrant as that term is defined in the Securities Act of 1933, as amended.  Simultaneously with this transaction, Mr. William Tay resigned as an officer and director and appointed Dino Matingas to the Board and which appointment is effective 10 days after mailing of this Information Statement.  Dino Matingas was then named President, Secretary and Treasurer of the Company.

     Prior to the sale, the Company had 5,000,000 shares of common stock outstanding.

DIRECTORS AND EXECUTIVE OFFICERS

Legal Proceedings

     The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.

Directors and Executive Officers

     The following table sets forth the names and ages of the incoming director and executive officer of the Company, the principal offices and positions with the Company held by each person. Such person will become a director or executive officer of the Company effective 10 days after the mailing of this Information Statement. The executive officers of the
Company are elected annually by the Board. The directors serve one year terms until their successors are elected. The executive officers serve terms of one year or until their death, resignation or removal by the
Board. Unless described below, there are no family relationships among any of the directors and officers.

Name                                Position(s)
---------------                     -----------------------------------
Dino Matingas                       President, Secretary, Treasurer and
                                    Director

     Dino Matingas is the president of Cosmotravels.com, Inc. a company that specializes in streamlining travel reservations between consumers, agents and transportation providers through its proprietary technology platform. Cosmotravels.com's business model is to input information which can be converted to knowledge and obtain desired solutions. Mr.
Matingas is responsible for the day-to-day operations, and research and development. Cosmotravels.com has a subsidiary office in Athens, Greece with an approximate staff of 10 people. In addition, Mr. Matingas also serves as the president of Eurotech Inc., established in 1965 specializing in the development of platforms for industry solutions via a network of computers.

Certain Relationships and Related Transactions

Not applicable

Compliance with Section 16(a) of the Securities Exchange Act of 1934

     Section 16(a) of the Securities Exchange Act of 1934 requires the
Company's directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company.
Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish the Company with copies of all
Section 16(a) forms they file.

     To the Company's knowledge, none of the officers, directors or shareholders of the Company was delinquent in any necessary filings under
Section 16(a).

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Executive Officers and Directors

     The Company currently does not pay any cash salaries to any officers or directors.

Summary Compensation Table

     The Summary Compensation Table shows certain compensation information for services rendered in all capacities for the fiscal year ended December
31, 2001. Other than as set forth herein, no executive officer's salary and bonus exceeded $100,000 in any of the applicable years. The following information includes the dollar value of base salaries, bonus awards, the number of stock options granted and certain other compensation, if any, whether paid or deferred.

                          SUMMARY COMPENSATION TABLE

                         Annual Paid Compensation                        Long Term Compensation
                         -------------------------                      ------------------------
                                                                    Awards                              Payouts
                                                                    --------------------------------------------

                                                           OTHER         RESTRICTED    SECURITIES              ALL
                                                           ANNUAL         STOCK        UNDERLYING     LTIP     OTHER
                               SALARY             BONUS  COMPENSATION     AWARDS        OPTIONS     PAYOUTS   COMPENSATION
                    YEAR         ($)               ($)      ($)             ($)         SARS (#)      ($)        ($)
NAME AND
PRINCIPAL
POSITION
----------------------------------------------------------------------------------------------------------------------------

William Tay          2001       -0-               -0-      -0-             -0-           -0-          -0-       -0-
(President,         (12/31)
 Treasurer,
 Secretary)

                                      OPTION/SAR GRANTS IN LAST FISCAL YEAR
                                                       (INDIVIDUAL GRANTS)

                              NUMBER OF SECURITIES      PERCENT OF TOTAL
                                 UNDERLYING            OPTIONS/SAR'S GRANTED
                               OPTIONS/SAR'S           TO EMPLOYEES IN FISCAL   EXERCISE OF BASE PRICE
NAME                             GRANTED (#)              YEAR                    ($/SH)                  EXPIRATION DATE
-------------------------------------------------------------------------------------------------------------------------
William Tay                         None                     N/A                     N/A                       N/A

                                        AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                                                  AND FY-END OPTION/SAR VALUES

                                                                                               Value of Unexercised In
                                                                     Number of Unexercised      The-Money Option/SARs
                         Shares Acquired                             Securities Underlying       At FY-End ($)
                              On                  Value             Options/SARs At Fy-End (#) Exercisable/Unexercisable
Name                        Exercise (#)          Realized ($)      Exercisable/Unexercisable
------------------------------------------------------------------------------------------------------------------------
William Tay                  N/A                    N/A                         None                       N/A

Dated:  March 29, 2002                 Thunor International, Inc.

                                       /s/ Dino Matingas
                                       ----------------------------------
                                       Dino Matingas, Secretary